Mail Stop 6010
August 26, 2005


Via U.S. Mail and Facsimile

Mr. Jon D. Greenwood
Senior Vice President and Chief Financial Officer
MDI, Inc.
9725 Datapoint Drive, Suite 200
San Antonio, TX 78229

      Re:	MDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 000-09463

Dear Mr. Greenwood:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 8

Results of Operations, page 10

1. Please expand future MD&A to make quantified disclosure about anticipated and actual cost savings derived from restructuring efforts. Your disclosures should consider the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

Financial condition, liquidity and capital resources, page 12

2. We see that your operations consumed significant cash in 2004 and
2003. We also see your decreased liquidity from 2003 to 2004. In future filings please expand to provide a more thorough discussion of cash flows from operating activities. That expanded analysis should fully reflect the guidance set forth in FR-72 (Exchange Act release
34-48960). As noted in the Release, we believe that this discussion should focus on the underlying drivers of operating cash flows and should provide disclosure about reasons for changes in those cash flows from period to period. Please note that the form of the cash flow statement should not drive the substance of the analysis. That is, the discussion should not essentially repeat information already disclosed on the face of the cash flow statement.

3. You disclose that you "should have enough liquidity to satisfy [your] requirements for at least the next 12 months." We also see that cash and cash equivalents at December 31, 2004 totaled only $3.4 million while you had an operating cash burn in excess of $10 million during that year. Please expand future filings to disclose more detail about how you intend to fund your business and the bases for your assertion about the sufficiency of liquid resources. As necessary, quantify specific financing needs and discuss the expected sources of that financing. Clarify the potential impact if you are unable to obtain any necessary additional funding.

Item 18. Financial Statements and Supplementary Data, page 15

Note 2: Discontinued Operations, page 24

4. We note that you sold your SecurityandMore and Industrial
Vision
Source distribution businesses to Mace Security International,
Inc.
in exchange for $5.6 million. With respect to the disposition, please tell us why you did not file S-X Article 11 pro forma financial statements on a Form 8-K. For guidance, please refer to the instructions to Form 8-K.

Note 7: Goodwill, page 32

5. We see that goodwill is significant to your assets. We also see a recent history of operating losses, declining revenues, asset and business sales, and negative operating cash flows. In future filings please expand to more fully describe why you believe your goodwill is not impaired. Please address the business and operational factors you considered in preparing the annual impairment evaluation. In that regard, we see that your evaluation is based on a discounted cash flow analysis. Please also expand future filings to describe how you estimate cash flows and determine the discount rate for that purpose.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


Sincerely,



Gary Todd
Reviewing Accountant

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Mr. Jon D. Greenwood
MDI, Inc.
August 26, 2005
Page 2